

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Biao Wei
Chief Executive Officer
Lixiang Education Holding Co. Ltd.
No. 818 Hua Yuan Street
Liandu District, Lishui City, Zhejiang Province, 323000
People's Republic of China

> **Re: Lixiang Education Holding Co. Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-39559**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F filed April 29, 2022

Item 3. Key Information, page 4

1.   We note your disclosure in the first paragraph on page 4. Please revise to state specifically that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Additionally, on page 4, please prominently disclose, if true, that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities disallow this structure, which would likely result in a material change in your

operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. We note your disclosure on page 7 in the sections titled "Permissions Required for Our Operations in China" and "The Holding Foreign Companies Accountable Act." Please revise to provide this disclosure in a more prominent place in the Key Information section. With respect to your disclosure regarding the HFCAA, please specifically name the Accelerating Holding Foreign Companies Accountable Act when discussing the reduction from three years to two.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Additionally, we note that your definition of "China" and "PRC" excludes Hong Kong and Macau. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau. Additionally, in an appropriate section, please revise to discuss the regulations that apply to your business operations in Hong Kong.

4. We note your disclosure starting on page 12 describing how cash and assets flow through your organization. Your disclosure in this section should name the specific entities that have and are able to conduct transfers, provide loans, and establish and/or acquire new foreign-invested enterprises, etc., instead of referencing "we." In that light, please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally:

   • Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

- Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

- To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page that you have no such cash management policies that dictate how funds are transferred.

- The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure, if needed.

5. Disclose clearly that you use a structure that involves VIEs based in China and what that entails and identify the person or entity that owns the equity in each depicted entity, including the sponsorship interest and the ownership of the 57% interest in Beijing Xinxiang. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, their founders and owners, and the challenges you may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Additionally, we note the dashed line with the arrow from Liandu WFOE to various PRC entities. Please clarify whether there are VIE arrangements with each of the PRC entities. Further, please revise so that the diagram does not use solid lines to denote relationships with the VIEs, but instead uses dashed lines without arrows.

6. Please revise to disclose your Risk Factors Summary in a more prominent place in your disclosure. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese

government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include a cross-reference from each summary risk factor to the relevant individual detailed risk factor.

7. In the Permissions Required for Our Operations in China section on page 7, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIEs' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. However, we also note that you did consult with your PRC counsel with respect to your ownership structure and contractual arrangements, as disclosed on page 89. Please revise to name counsel in that disclosure.

8. We note your disclosure on page 12. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between each of the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date, not just for the years ended 2019, 2020, and 2021. We also note your disclosure on page 13. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as

well as the ability to settle amounts owed under the VIE agreements. Please describe here the PRC requirements for appropriation to the statutory reserves and further restrictions applicable to non-profit private schools. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

9.   We note your risk factor disclosure at the bottom of page 37. Please revise to also acknowledge that if such regulations change or are interpreted differently, it may result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

10.   We note your risk factor disclosure on page 32 regarding the Holding Foreign Companies Accountable Act. Where you discuss that "the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two," please revise to name the Accelerating Holding Foreign Companies Accountable Act and disclose that if enacted, in addition to reducing the number of consecutive non-inspection years from three to two, it would reduce the time before your securities may be prohibited from trading or delisted.

11.   We note your risk factor disclosure on page 50 regarding the CAC. Please revise your disclosure to explain how this oversight may impact your business and your offering. We also note your determination that you believe that you "currently are not required to obtain clearance from the Cyberspace Administration of China for our offering under the Measures for Cybersecurity Review or the Opinions on Strictly Cracking Down on Illegal Securities Activities." We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained.

12.   We note several statements in your annual report regarding the impact that certain education-related regulations may have on your business. Please revise, as appropriate, to disclose:

   • When you expect that the local government and education authorities in Qingtian County, Lishui City and/or Zhejiang Province to issue rules, guidelines or opinions on the interpretation, application and implementation of the 2021 Implementation Rules and/or separate education-related. If such statements have been made, please revise to summarize the material information and disclose how such regulations have or may impact your business.

   • Which government authorities you are seeking guidance from and cooperating with in order to comply with the 2021 Implementation Rules. In that light, we note that you are "carefully evaluating the possible impact of the 2021 Implementation Rules on [y]our business development and financial performance." To the extent possible, please quantify such impacts.

- The expected substantial costs and significant resources that you may incur in exercising your option to acquire school sponsor's interest in Qingtian International School.

13. We note your disclosure on page 7 regarding the Holding Foreign Companies Accountable Act. Please revise to specifically disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Item 19. Exhibits
Exhibits 12.1 and 12.2, page 140

14. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Consolidated Balance Sheets, page F-3

15. Please tell us why you adjusted total assets and total liabilities balances from those included in your Form 20-F for the year ended December 31, 2020 and your basis in GAAP for doing so. Please also tell us your basis in GAAP for separately presenting assets and liabilities that belong to discontinued operations.

Note 3. Discontinued operation, page F-24

16. Please tell us the nature of the line items titled Amounts due from/to continuing operations in your schedule of major assets and liabilities from discontinued operations on page F-24 and why amounts were not eliminated upon consolidation with Amounts due from/to continuing operations recorded on the face of your consolidated balance sheets on page F-3 consistent with the prior year presentation. Also, please tell us your consideration of disclosing if the Lianwai School was disposed of by sale, abandonment or in a distribution to owners in a spinoff. Refer to ASC 205-20-45-1B.

17. Please tell us why you disclose assets and liabilities as of December 31, 2021 considering the deconsolidation of the Affected Entity in fiscal 2021. In this regard, these amounts do not appear to be in your December 31, 2021 consolidated balance sheet.

18. Please tell us your consideration of impairing Affected Entity's assets prior to deconsolidation.

19.   We note your disclosure on page 101 that the amounts due to Lianwai School will be settled through a negotiation between Lianwai School and you. Please tell us about the anticipated negotiation, the parties involved and how each was considered in your accounting prior to and at deconsolidation.

General

20.   In an appropriate place in your annual report, for example, in your risk factor on page 43 where you discuss service of legal process, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate "Enforceability" section that addresses whether or not investors may being actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.

21.   We note your risk factor disclosure on page 70 regarding the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education. Please revise to disclose the impact, if any, that these measures had or may have on your operational decisions, business, and results of operations. Specifically, please disclose the impact, if any, on Qingtian International School and Vocational Training Institutions. To the extent that these measures present additional material risks, please revise your risk factor to state as much.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Biao Wei